NYSE
AN ICE EXCHANGE

December 15, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Cadeler A/S, under the Exchange Act of 1934:

▪ American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing four (4) shares of the Common Stock of Cadeler A/S

▪ Common stock, nominal value DKK 1 per share (application for the Common Stock is made for listing, not for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission)

Sincerely,



**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**